Filed Pursuant to Rule 424(b)(2)

Registration No. 333-272447

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying underlying supplement, prospectus supplement and prospectus are not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated May 15, 2025

Pricing Supplement dated                , 2025

(To Stock-Linked Underlying Supplement dated September 5, 2023, Prospectus Supplement dated September 5, 2023, and Prospectus dated September 5, 2023)

Canadian Imperial Bank of Commerce

Senior Global Medium-Term Notes

$           Cash-Settled Equity Linked Notes Linked to the Common Stock of Caterpillar Inc. due May 19, 2027

•	The Cash-Settled Equity Linked Notes (the “notes”) will provide full repayment of principal and an additional return at maturity based on any appreciation of the Reference Stock above the Threshold Price (124.50% of the Initial Price). Investors will receive a positive return on the notes only if the Reference Stock appreciates by more than 24.50% from the Initial Price to the Final Price. In addition, any such positive return will be less than the appreciation in the price of the Reference Stock.
•	For each $1,000 in principal amount of the notes, the Payment at Maturity will be a cash amount depending on the Final Price of the Reference Stock on the Final Valuation Date and will be calculated as follows:
a.	If the Final Price is greater than the Threshold Price:

$1,000 × (Final Price / Threshold Price)

b.	If the Final Price is equal to or less than the Threshold Price: $1,000
•	The notes do not pay interest.
•	The notes will not be listed on any securities exchange.
•	The notes will be issued in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.

The notes are unsecured obligations of the Bank and the payment on the notes is subject to the credit risk of the Bank. The notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation, or any other government agency or instrumentality of Canada, the United States or any other jurisdiction. The notes are not bail-inable debt securities (as defined on page 6 of the prospectus).

Neither the Securities and Exchange Commission (the “SEC”) nor any state or provincial securities commission has approved or disapproved of these notes or determined if this pricing supplement or the accompanying underlying supplement, prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Investing in the notes involves risks not associated with an investment in ordinary debt securities. See “Additional Risk Factors” beginning on page PS-8 of this pricing supplement, and “Risk Factors” beginning on page S-1 of the accompanying underlying supplement, page S-1 of the prospectus supplement and page 1 of the prospectus.

	Price to Public (Initial Issue Price)	Underwriting Discount(1)	Proceeds to Issuer
Per Note	$1,000.00	$0.00	$1,000.00
Total	$	$	$

(1)	CIBC World Markets Corp. (“CIBCWM”), acting as agent for the Bank, will not receive any underwriting discount in connection with the distribution of the notes. See “Supplemental Plan of Distribution (Conflicts of Interest)” on page PS-22 of this pricing supplement.

The initial estimated value of the notes on the Trade Date as determined by the Bank is expected to be between $970.00 and $985.00 per $1,000 principal amount of the notes, which is expected to be less than the price to public. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

We will deliver the notes in book-entry form through the facilities of The Depository Trust Company (“DTC”) on or about May 20, 2025 against payment in immediately available funds.

CIBC Capital Markets

ABOUT THIS PRICING SUPPLEMENT

You should read this pricing supplement together with the prospectus dated September 5, 2023 (the “prospectus”), the prospectus supplement dated September 5, 2023 (the “prospectus supplement”) and the Stock-Linked Underlying Supplement dated September 5, 2023 (the “underlying supplement”). Information in this pricing supplement supersedes information in the underlying supplement, the prospectus supplement and the prospectus to the extent it is different from that information. Certain terms used but not defined herein will have the meanings set forth in the underlying supplement, the prospectus supplement or the prospectus.

You should rely only on the information contained in or incorporated by reference in this pricing supplement and the accompanying underlying supplement, the prospectus supplement and the prospectus. This pricing supplement may be used only for the purpose for which it has been prepared. No one is authorized to give information other than that contained in this pricing supplement and the accompanying underlying supplement, the prospectus supplement and the prospectus, and in the documents referred to in those documents and which are made available to the public. We, CIBCWM and our other affiliates have not authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it.

We and CIBCWM are not making an offer to sell the notes in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in or incorporated by reference in this pricing supplement or the accompanying underlying supplement, the prospectus supplement or the prospectus is accurate as of any date other than the date of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date. Neither this pricing supplement nor the accompanying underlying supplement, the prospectus supplement or the prospectus constitutes an offer, or an invitation on behalf of us or CIBCWM, to subscribe for and purchase any of the notes and may not be used for or in connection with an offer or solicitation by anyone in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

References to “CIBC,” “the Issuer,” “the Bank,” “we,” “us” and “our” in this pricing supplement are references to Canadian Imperial Bank of Commerce and not to any of our subsidiaries, unless we state otherwise or the context otherwise requires.

You may access the underlying supplement, the prospectus supplement and the prospectus on the SEC website www.sec.gov as follows (or if such address has changed, by reviewing our filing for the relevant date on the SEC website):

•	Underlying Supplement dated September 5, 2023: https://www.sec.gov/Archives/edgar/data/1045520/000110465923098174/tm2322483d90_424b5.htm

•	Prospectus Supplement dated September 5, 2023: https://www.sec.gov/Archives/edgar/data/1045520/000110465923098166/tm2322483d94_424b5.htm

•	Prospectus dated September 5, 2023: https://www.sec.gov/Archives/edgar/data/1045520/000110465923098163/tm2325339d10_424b3.htm

SUMMARY

The information in this “Summary” section is qualified by the more detailed information set forth in the underlying supplement, the prospectus supplement and the prospectus. See “About This Pricing Supplement” in this pricing supplement.

Issuer:	Canadian Imperial Bank of Commerce
Reference Asset:	The common stock of Caterpillar Inc. (Bloomberg ticker “CAT UN”) (the “Reference Stock”). We refer to Caterpillar Inc. as the “Reference Stock Issuer.”
Principal Amount:	$1,000 per note
Aggregate Principal Amount:	$
Term:	Approximately two years
Strike Date:	May 14, 2025
Trade Date:	Expected to be May 15, 2025
Original Issue Date:	Expected to be May 20, 2025 (to be determined on the Trade Date and expected to be the third scheduled Business Day after the Trade Date)
Final Valuation Date:	Expected to be May 14, 2027, subject to postponement as described under “Certain Terms of the Notes—Valuation Dates—For Notes Where the Reference Asset Is a Single Reference Stock” in the underlying supplement, provided that each reference to the “Closing Price” shall be deemed to be replaced with the “VWAP.”
Maturity Date:	Expected to be May 19, 2027, subject to postponement as described under “Certain Terms of the Notes—Interest Payment Dates, Coupon Payment Dates, Call Payment Dates and Maturity Date” in the underlying supplement.
Payment at Maturity:	For each $1,000 in principal amount of the notes, the Payment at Maturity will be a cash amount equal to the greater of: (1) $1,000; and (2) the Alternative Settlement Amount.
Alternative Settlement Amount:

An amount in cash calculated as follows:

$1,000 × (Final Price / Threshold Price)

As a result, investors will receive a positive return on the notes only if the Final Price is greater than the Threshold Price. In addition, any such positive return will be less than the appreciation in the price of the Reference Stock from the Initial Price to the Final Price.

Threshold Price:	$435.48, which is 124.50% of the Initial Price (rounded to two decimal places).
Initial Price:	$349.78, which was a price of one share of the Reference Stock determined on the Strike Date in the sole discretion of the calculation agent. The Initial Price is not the VWAP or the Closing Price of one share of the Reference Stock on the Strike Date. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Initial Price, that might affect the return on the notes
Final Price:	The VWAP of one share of the Reference Stock on the Final Valuation Date multiplied by the Stock Adjustment Factor on that day.
VWAP:

The Volume Weighted Average Price (the “VWAP”) of one share of the Reference Stock (or one unit of any other security for which a VWAP must be determined) on any relevant day means (i) the per share volume-weighted average price of the Reference Stock (or such other security) as displayed under the heading “Bloomberg VAP” from 9:31 AM to 3:59 PM (local time) in New York, excluding the Market-On-Close session and block trades in excess of 10,000 Shares, using the "VAP" Bloomberg function, with the "Volume Range” stated as "0 to 10,000", and rounded to four (4) decimal places; or (ii) if such volume-weighted average price is unavailable, the VWAP of the Reference Stock (or such other security) on such date will be determined by the calculation agent in good faith in a commercially reasonable manner, using a per share volume-weighted average price method, if practicable.

If the scheduled Final Valuation Date is not a Trading Day, then the Final Price will be the VWAP of one share of the Reference Stock on the next succeeding day that is a Trading Day. If a Market Disruption Event occurs with respect to the Reference Stock (or such other security) on the scheduled Final Valuation Date, the calculation agent may, in its sole discretion, determine the VWAP of the Reference Stock (or such other security) on such date in the manner described in either clause (i) (if the per share volume-weighted average price is available pursuant to clause (i)) or clause (ii) (regardless of whether the per share volume-weighted average price is available pursuant to clause (i)) above.

Each reference to “Closing Price” shall be deemed to be replaced with “VWAP” in the provisions set forth under “Certain Terms of the Notes—Delisting or Suspension of Trading and Nationalization” in the underlying supplement.

Stock Adjustment Factor:	The Stock Adjustment Factor will be set to 1.0 on the Strike Date, subject to adjustment upon the occurrence of certain corporate events affecting the Reference Stock, including an adjustment to take into account any Ordinary Dividend that is higher or lower than the Base Dividend. See “Additional Terms of the Notes—Anti-Dilution Adjustments” section below.
Ordinary Dividend:	The regular quarterly cash dividend per one share of the Reference Stock paid by the Reference Stock Issuer.
Base Dividend:	From the Strike Date to the Final Valuation Date, $1.52 per quarter per share of the Reference Stock. The Base Dividend is used to calculate any cash dividend adjustments for Ordinary Dividends. See “Additional Terms of the Notes—Anti-Dilution Adjustments” below for further information.

Calculation Agent:	Canadian Imperial Bank of Commerce.
CUSIP/ISIN:	13607XXL6 / US13607XXL62
Fees and Expenses:	The price at which you purchase the notes includes costs that the Bank or its affiliates expect to incur and profits that the Bank or its affiliates expect to realize in connection with hedging activities related to the notes.
The Trade Date and the other dates set forth above are subject to change, and will be set forth in the final pricing supplement relating to the notes.

HYPOTHETICAL PAYMENT AT MATURITY

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the Final Price relative to the Initial Price. We cannot predict the price of the Reference Stock at any time during the term of the notes, including the Final Valuation Date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Reference Stock or return on the notes. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table below illustrates the Payment at Maturity on a $1,000 investment in the notes for a hypothetical range of percentage changes of the Reference Stock from -100% to +100%. The following results are based solely on the assumptions outlined below. The “Hypothetical Return on the Notes” as used below is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 principal amount to $1,000. The potential returns described here assume that the notes are held to maturity. The following table and examples assume the following:

Principal Amount:	$1,000
Hypothetical Threshold Price:	$124.50
Hypothetical Initial Price:	$100

Hypothetical Final Price	Hypothetical Percentage Change	Hypothetical Payment at Maturity	Hypothetical Return on the Notes
$200.00	100.00%	$1,606.43	60.643%
$175.00	75.00%	$1,405.62	40.562%
$150.00	50.00%	$1,204.82	20.482%
$130.00	30.00%	$1,044.18	4.418%
$124.50(1)	24.50%	$1,000.00	0.000%
$120.00	20.00%	$1,000.00	0.000%
$110.00	10.00%	$1,000.00	0.000%
$105.00	5.00%	$1,000.00	0.000%
$100.00(2)	0.00%	$1,000.00	0.000%
$95.00	-5.00%	$1,000.00	0.000%
$90.00	-10.00%	$1,000.00	0.000%
$80.00	-20.00%	$1,000.00	0.000%
$75.00	-25.00%	$1,000.00	0.000%
$50.00	-50.00%	$1,000.00	0.000%
$25.00	-75.00%	$1,000.00	0.000%
$0.00	-100.00%	$1,000.00	0.000%

(1)	This is the hypothetical Threshold Price.
(2)	The hypothetical Initial Price of $100 used in these examples has been chosen for illustrative purposes only. The actual Initial Price of the Reference Stock is set forth on page PS-3 of this document.

The following examples indicate how the Payment at Maturity would be calculated with respect to a hypothetical $1,000 investment in the notes.

Example 1: The Final Price is $175.00.

Because the Final Price is $175.00, the Alternative Settlement Amount is equal to $1,405.62, calculated as follows:

$1,000 x ($175.00 / $124.50) = $1,405.62

Because the Alternative Settlement Amount is greater than $1,000, the Payment at Maturity is equal to the Alternative Settlement Amount of $1,405.62 for each $1,000 principal amount note, resulting in a return of 40.562% on the notes, although the Reference Stock has appreciated by 75% from the Initial Price to the Final Price.

Example 1 shows that the return on the notes will be positive if the Final Price is greater than the Threshold Price. However, such positive return will be less than the appreciation in the price of the Reference Stock from the Initial Price to the Final Price.

Example 2: The Final Price is $105.00.

Because the Final Price is $105.00, the Alternative Settlement Amount is equal to $843.37, calculated as follows:

$1,000 x ($105.00 / $124.50) = $843.37

Because the Alternative Settlement Amount is less than $1,000, the Payment at Maturity is $1,000 for each $1,000 principal amount note, resulting in a return of 0% on the notes, although the Reference Stock has appreciated by 5% from the Initial Price to the Final Price.

Example 2 shows that the return on the notes will be 0% if the Final Price is equal to or less than the Threshold Price, although the price of the Reference Stock has increased from the Initial Price to the Final Price.

Example 3: The Final Price is $50.00.

Because the Final Price is $50.00, the Alternative Settlement Amount is equal to $401.61, calculated as follows:

$1,000 x ($50.00 / $124.50) = $401.61

Because the Alternative Settlement Amount is less than $1,000, the Payment at Maturity is $1,000 for each $1,000 principal amount note, resulting in a return of 0% on the notes, although the Reference Stock has decreased by 50% from the Initial Price to the Final Price.

Example 3 shows that the return on the notes will be 0% if the Final Price is equal to or less than the Threshold Price, although the price of the Reference Stock has decreased from the Initial Price to the Final Price.

INVESTOR CONSIDERATIONS

The notes are not appropriate for all investors. The notes may be an appropriate investment for you if:

•	You are willing to accept a reduced return on the notes in exchange for full repayment of the principal amount of the notes at maturity.

•	You do not seek current income over the term of the notes.

•	You are willing to forgo dividends or other distributions paid on the Reference Stock.

•	You are willing to hold the notes to maturity and you do not seek an investment for which there will be an active secondary market. You are willing to assume the credit risk of the Bank for the payment under the notes.

The notes may not be an appropriate investment for you if:

•	You are unwilling to accept a reduced return on the notes in exchange for full repayment of the principal amount of the notes at maturity.

•	You seek current income over the term of the notes.

•	You want to receive dividends or other distributions paid on the Reference Stock.

•	You are unable or unwilling to hold the notes to maturity or you seek an investment for which there will be an active secondary market.

•	You are not willing to assume the credit risk of the Bank for the payment under the notes.

The investor suitability considerations identified above are not exhaustive. Whether or not the notes are a suitable investment for you will depend on your individual circumstances and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the notes in light of your particular circumstances. You should also review ‘‘Additional Risk Factors’’ below for risks related to the notes.

ADDITIONAL RISK FACTORS

An investment in the notes involves significant risks. In addition to the following risks included in this pricing supplement, we urge you to read “Risk Factors” beginning on page S-1 of the accompanying underlying supplement, page S-1 of the prospectus supplement and page 1 of the prospectus.

You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisers, of the suitability of the notes in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying underlying supplement, the prospectus supplement and the prospectus.

Structure Risks

The notes may not pay more than the principal amount.

You will not receive a positive return on the notes unless the Final Price is greater than the Threshold Price. If the Final Price is less than or equal to the Threshold Price, you will receive no more than the principal amount of your notes, and you will not be compensated for any loss in value due to inflation and other factors relating to the value of money over time.

You will not participate in the full appreciation of the Reference Stock.

Even if the Final Price is greater than the Threshold Price, the payment on the notes at maturity will reflect only appreciation of the Reference Stock in excess of the Threshold Price and that appreciation will be measured in terms of the Threshold Price. For example, taking into account the Threshold Price of 124.50% of the Initial Price, if the Final Price were equal to 150.00% of the Initial Price, the payment on the notes would be only $1,204.82 for each $1,000 principal amount note, resulting in a return of 20.482%, even though the Reference Stock appreciated by 50.00% from the Initial Price and by 25.50% from the Threshold Price, in each case measured in terms of the Initial Price.

The payment on the notes is not linked to the price of the Reference Stock at any time other than the Final Valuation Date.

The payment on the notes will be based on the VWAP of the Reference Stock on the Final Valuation Date. Therefore, if the Final Price is less than the Threshold Price, the Payment at Maturity may be significantly less than it would otherwise have been had the Payment at Maturity been linked to the price of the Reference Stock prior to the Final Valuation Date. Although the actual price of the Reference Stock at other times during the term of the notes may be higher than its price on the Final Valuation Date, the payment on the notes will not benefit from the price of the Reference Stock at any time other than the Final Valuation Date.

The notes do not bear interest.

You will not receive any interest payments on the notes. As a result, the overall return on your notes may be less than you would have earned by investing in a non-index-linked debt security of comparable maturity that bears interest at a prevailing market rate.

Reference Asset Risks

The notes will be subject to single stock risk.

The price of the Reference Stock can rise or fall sharply due to factors specific to the Reference Stock and its issuer, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions.

There will be limited anti-dilution protection.

For certain events affecting shares of the Reference Stock, such as stock splits or extraordinary dividends, the calculation agent may make adjustments which may adversely affect the return on the notes. However, the calculation agent is not required to make an adjustment for every corporate action which affects the price of the Reference Stock. If an event occurs that does not require the calculation agent to adjust the price of the Reference Stock, the market value of the notes and the amount due on the notes may be materially and adversely affected.

Conflicts of Interest

Certain business, trading and hedging activities of us, the agent, and our other affiliates may create conflicts with your interests and could potentially adversely affect the value of the notes.

We, the agent, and our other affiliates may engage in trading and other business activities related to the Reference Stock that are not for your account or on your behalf. We, the agent, and our other affiliates also may issue or underwrite other financial instruments with returns based upon the Reference Stock. These activities may present a conflict of interest between your interest in the notes and the interests that we, the agent, and our other affiliates may have in our or their proprietary accounts, in facilitating transactions, including block trades, for our or their other customers, and in accounts under our or their management. These trading and other business activities, if they adversely affect the price of the Reference Stock or secondary trading in your notes, could be adverse to your interests as a beneficial owner of the notes.

Moreover, we, the agent and our other affiliates play a variety of roles in connection with the issuance of the notes, including hedging our obligations under the notes and making the assumptions and inputs used to determine the pricing of the notes and the initial estimated value of the notes when the terms of the notes are set. We expect to hedge our obligations under the notes through the agent, one of our other affiliates, and/or another unaffiliated counterparty, which may include any dealer from which you purchase the notes. Any of these hedging activities may adversely affect the price of the Reference Stock and therefore the market value of the notes and the amount you will receive, if any, on the notes. In connection with such activities, the economic interests of us, the agent, and our other affiliates may be adverse to your interests as an investor in the notes. Any of these activities may adversely affect the value of the notes. In addition, because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging activity may result in a profit that is more or less than expected, or it may result in a loss. We, the agent, one or more of our other affiliates or any unaffiliated counterparty will retain any profits realized in hedging our obligations under the notes even if investors do not receive a favorable investment return under the terms of the notes or in any secondary market transaction. Any profit in connection with such hedging activities will be in addition to any other compensation that we, the agent, our other affiliates or any unaffiliated counterparty receive for the sale of the notes, which creates an additional incentive to sell the notes to you. We, the agent, our other affiliates or any unaffiliated counterparty will have no obligation to take, refrain from taking or cease taking any action with respect to these transactions based on the potential effect on an investor in the notes.

There are potential conflicts of interest between you and the calculation agent.

The calculation agent will determine, among other things, the amount of payment on the notes. The calculation agent will exercise its judgment when performing its functions. For example, the calculation agent will determine whether a Market Disruption Event affecting the Reference Stock has occurred, make a good faith estimate in its sole discretion of the Final Price of the Reference Stock if the Final Valuation Date is postponed to the last possible day, and make certain anti-dilution adjustments with respect to the Reference Stock if certain corporate events occur. See “Certain Terms of the Notes—Valuation Dates—For Notes Where the Reference Asset Is a Single Reference Stock” in the underlying supplement and “Additional Terms of the Notes—Anti-Dilution Adjustments” below. This determination may, in turn, depend on the calculation agent’s judgment as to whether the event has materially interfered with our ability or the ability of one of our affiliates to unwind our hedge positions. The calculation agent will be required to carry out its duties in good faith and use its reasonable judgment. However, because we will be the calculation agent, potential conflicts of interest could arise. None of us, CIBCWM or any of our other affiliates will have any obligation to consider your interests as a holder of the notes in taking any action that might affect the value of your notes.

Tax Risks

The tax treatment of the notes is uncertain.

Significant aspects of the tax treatment of the notes are uncertain. You should consult your tax advisor about your own tax situation. See “United States Federal Income Tax Considerations” and “Certain Canadian Federal Income Tax Considerations” in this pricing supplement, “Material U.S. Federal Income Tax Consequences” in the underlying supplement and “Material Income Tax Consequences—Canadian Taxation” in the prospectus.

General Risks

Payment on the notes is subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes.

The notes are our senior unsecured debt obligations and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus and prospectus supplement, the notes will rank on par with all of our other unsecured and unsubordinated debt obligations, except such obligations as may be preferred by operation of law. The payment to be made on the notes depends on our ability to satisfy our obligations as they come due. As a result, the actual and perceived creditworthiness of us may affect the market value of the notes and, in the event we were to default on our obligations, you may not receive the amounts owed to you under the terms of the notes. If we default on our obligations under the notes, your investment would be at risk and you could lose some or all of your investment. See “Description of Senior Debt Securities—Events of Default” in the accompanying prospectus.

The Bank’s initial estimated value of the notes will be lower than the initial issue price (price to public) of the notes.

The initial issue price of the notes will exceed the Bank’s initial estimated value because costs associated with selling and structuring the notes, as well as hedging the notes, are included in the initial issue price of the notes. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

The Bank’s initial estimated value does not represent future values of the notes and may differ from others’ estimates.

The Bank’s initial estimated value of the notes is only an estimate, which will be determined by reference to the Bank’s internal pricing models when the terms of the notes are set. This estimated value will be based on market conditions and other relevant factors existing at that time, the Bank’s internal funding rate on the Trade Date and the Bank’s assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors. Different pricing models and assumptions could provide valuations for the notes that are greater or less than the Bank’s initial estimated value. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the market value of the notes could change significantly based on, among other things, changes in market conditions, including the price of the Reference Stock, the Bank’s creditworthiness, interest rate movements and other relevant factors, which may impact the price at which the agent or any other party would be willing to buy the notes from you in any secondary market transactions. The Bank’s initial estimated value does not represent a minimum price at which the agent or any other party would be willing to buy the notes in any secondary market (if any exists) at any time. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

The Bank’s initial estimated value of the notes will not be determined by reference to credit spreads for our conventional fixed-rate debt.

The internal funding rate to be used in the determination of the Bank’s initial estimated value of the notes generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. If the Bank were to use the interest rate implied by our conventional fixed-rate debt, we would expect the economic terms of the notes to be more favorable to you. Consequently, our use of an internal funding rate for market-linked notes would have an adverse effect on the economic terms of the notes, the initial estimated value of the notes on the Trade Date, and any secondary market prices of the notes. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

The notes will not be listed on any securities exchange and we do not expect a trading market for the notes to develop.

The notes will not be listed on any securities exchange. Although CIBCWM and/or its affiliates may purchase the notes from holders, they are not obligated to do so and are not required to make a market for the notes. There can be no assurance that a secondary market will develop for the notes. Because we do not expect that any market makers will participate in a secondary market for the notes, the price at which you may be able to sell your notes is likely to depend on the price, if any, at which CIBCWM and/or its affiliates are willing to buy your notes.

If a secondary market does exist, it may be limited. Accordingly, there may be a limited number of buyers if you decide to sell your notes prior to maturity. This may affect the price you receive upon such sale. Consequently, you should be willing to hold the notes to maturity.

ADDITIONAL TERMS OF THE NOTES

The following provisions shall supersede and replace the provisions set forth under “Certain Terms of the Notes—Anti-Dilution Adjustments” in the underlying supplement.

Anti-Dilution Adjustments

The calculation agent, in its sole discretion, may adjust the Stock Adjustment Factor (and as a result, the Final Price) and any other terms of the notes, if an event described below occurs after the Strike Date and on or before the Final Valuation Date and if the calculation agent determines that such an event has a diluting or concentrative effect on the theoretical value of the shares of the Reference Stock.

If more than one anti-dilution event requiring adjustment occurs with respect to the Reference Stock, the calculation agent will adjust the Stock Adjustment Factor for each event, sequentially, in the order in which the events occur, and on a cumulative basis. Therefore, having adjusted the Stock Adjustment Factor for the first event, the calculation agent will adjust the Stock Adjustment Factor for the second event, applying the required adjustment to the Stock Adjustment Factor as already adjusted for the first event, and so on for each subsequent event. If an event requiring an anti-dilution adjustment occurs, the calculation agent will make the adjustment with a view to offsetting, to the extent practical, any change in the economic position of the holder and us, relative to your note, that results solely from that event. The calculation agent may, in its sole discretion, make additional adjustments or adjustments that differ from those described below to the Reference Stock if the calculation agent determines in good faith and a commercially reasonable manner that the adjustment is appropriate.

Cash Dividends

If the issuer of the Reference Stock pays an Ordinary Dividend different from the Base Dividend and that Ordinary Dividend does not exceed the Dividend Threshold, then, once the Ordinary Dividend has become effective and the shares of the Reference Stock are trading ex-dividend, the Stock Adjustment Factor will be adjusted so that the new Stock Adjustment Factor will equal the product of:

•	the prior Stock Adjustment Factor, and
•	a fraction, the numerator of which will be the Current Market Price (as defined below) of the Reference Stock, and the denominator of which will be (x) the Current Market Price of the Reference Stock minus (y) the excess dividend, where the “excess dividend,” which may be negative, equals the Ordinary Dividend paid minus the Base Dividend.

If the issuer of the Reference Stock pays a dividend or makes a distribution consisting exclusively of cash to all or substantially all holders of shares of the Reference Stock in an aggregate amount that exceeds the Dividend Threshold, then, once the dividend or distribution has become effective and the shares of the Reference Stock are trading ex-dividend, the Stock Adjustment Factor will be adjusted so that the new Stock Adjustment Factor will equal the product of:

•	the prior Stock Adjustment Factor, and
•	a fraction, the numerator of which is the Current Market Price of the Reference Stock, and the denominator of which is the amount by which the Current Market Price exceeds the aggregate amount in cash per share of the Reference Stock distributed in that cash dividend or distribution.

The “Dividend Threshold” of the Reference Stock is equal to 10% of the Closing Price of one share of the Reference Stock on the Trading Day immediately preceding the ex-dividend date.

The “Current Market Price” of the Reference Stock means the Closing Price of one share of the Reference Stock on the Trading Day immediately preceding the ex-dividend date of the dividend or distribution requiring an adjustment to the applicable Stock Adjustment Factor.

The “ex-dividend date,” with respect to a dividend or other distribution for the Reference Stock, means the first Trading Day on which transactions in the shares of the Reference Stock trade on the relevant exchange without the right to receive that dividend or other distribution.

Stock Splits and Reverse Stock Splits

If the Reference Stock is subject to a stock split or reverse stock split, then once such split has become effective, the Stock Adjustment Factor will be adjusted such that the new Stock Adjustment Factor will equal the product of:

•	the prior Stock Adjustment Factor; and
•	the number of shares that a holder of one share of the Reference Stock before the effective date of the stock split or reverse stock split would have owned immediately following the applicable effective date.

For example, a two-for-one stock split would ordinarily change a Stock Adjustment Factor of one into a Stock Adjustment Factor of two. In contrast, a one-for-two reverse stock split would ordinarily change a Stock Adjustment Factor of one into a Stock Adjustment Factor of one-half.

Stock Dividends

If the Reference Stock is subject to (i) a stock dividend (i.e., an issuance of additional shares of the Reference Stock) that is given ratably to all holders of the Reference Stock or (ii) a distribution of additional shares of the Reference Stock as a result of the triggering of any provision of the organizational documents of the Reference Stock Issuer, then, once the dividend has become effective and the Reference Stock is trading ex-dividend, the Stock Adjustment Factor will be adjusted on the ex-dividend date such that the new Stock Adjustment Factor will equal the prior Stock Adjustment Factor plus the product of:

•	the prior Stock Adjustment Factor; and
•	the number of additional shares issued in the stock dividend with respect to one share of the Reference Stock;

For example, a stock dividend of one new share for each share held would ordinarily change a Stock Adjustment Factor of one into a Stock Adjustment Factor of two.

Issuance of Transferable Rights or Warrants

If the Reference Stock Issuer issues transferable rights or warrants to all holders of record of the Reference Stock to subscribe for or purchase the Reference Stock, including new or existing rights to purchase the Reference Stock under a shareholder rights plan or arrangement, then the Stock Adjustment Factor will be adjusted on the Trading Day immediately following the issuance of those transferable rights or warrants so that the new Stock Adjustment Factor will equal the prior Stock Adjustment Factor plus the product of:

•	the prior Stock Adjustment Factor; and
•	the number of shares of the Reference Stock that can be purchased with the cash value of those warrants or rights distributed on one share of the Reference Stock.

The number of shares that can be purchased will be based on the Closing Price of the Reference Stock on the date the new Stock Adjustment Factor is determined. The cash value of those warrants or rights, if the warrants or rights are traded on a registered national securities exchange, will equal the closing price of that warrant or right. If the warrants or rights are not traded on a registered national securities exchange, the cash value will be determined by the calculation agent and will equal the average of the bid prices obtained from three dealers at 3:00 p.m., New York time on the date the new Stock Adjustment Factor is determined, provided that if only two of those bid prices are available, then the cash value of those warrants or rights will equal the average of those bids and if only one of those bids is available, then the cash value of those warrants or rights will equal that bid.

Reorganization Events

If after the Strike Date and on or prior to the Final Valuation Date:

(a)	there occurs any reclassification or change of the Reference Stock, including, without limitation, as a result of the issuance of tracking stock by the Reference Stock Issuer;

(b)	the Reference Stock Issuer, or any surviving entity or subsequent surviving entity of the Reference Stock Issuer (a “Successor Entity”), has been subject to a merger, combination, or consolidation and is not the surviving entity;
(c)	any statutory exchange of securities of the Reference Stock Issuer or any Successor Entity with another corporation occurs, other than under clause (b) above;
(d)	the Reference Stock Issuer is liquidated or is subject to a proceeding under any applicable bankruptcy, insolvency, or other similar law;
(e)	the Reference Stock Issuer issues to all of its shareholders securities of an issuer other than the Reference Stock Issuer, including equity securities of an affiliate of the Reference Stock Issuer, other than in a transaction described in clauses (b), (c), or (d) above;
(f)	a tender or exchange offer or going-private transaction is consummated for all the outstanding shares of the Reference Stock Issuer;
(g)	there occurs any reclassification or change of the Reference Stock that results in a transfer or an irrevocable commitment to transfer all such outstanding shares of the Reference Stock to another entity or person;
(h)	the Reference Stock Issuer or any Successor Entity is the surviving entity of a merger, combination, or consolidation, that results in the outstanding Reference Stock (other than Reference Stock owned or controlled by the other party to such transaction) immediately prior to such event collectively representing less than 50% of the outstanding Reference Stock immediately following such event; or
(i)	the Reference Stock Issuer ceases to file the financial and other information with the SEC in accordance with Section 13(a) of the Exchange Act

(an event in clauses (a) through (i), a “Reorganization Event”), then, on or after the date of the occurrence of a Reorganization Event, the calculation agent shall, in its sole discretion, make an adjustment to the Stock Adjustment Factor or any other terms of the notes as the calculation agent, in its sole discretion, determines appropriate to account for the economic effect on the notes of that Reorganization Event (including adjustments to account for changes in volatility, expected dividends, stock loan rate, or liquidity relevant to the Reference Stock or to the notes), which may, but need not, be determined by reference to the adjustment(s) made in respect of such Reorganization Event by an options exchange to options on the Reference Stock traded on that options exchange and determine the effective date of that adjustment. If the calculation agent determines that no adjustment that it could make will produce a commercially reasonable result, then the calculation agent may cause the maturity date of the notes to be accelerated to the second Business Day following the date of that determination and the amount payable on the notes will be calculated as if the date of acceleration were the stated maturity date of the notes and as if the Final Valuation Date were the second Trading Day prior to the date of acceleration. In addition, the notes will not bear a default interest rate.

If the Reference Stock Issuer ceases to file the financial and other information with the SEC in accordance with Section 13(a) of the Exchange Act, as contemplated by clause (i) above, and the calculation agent determines in its sole discretion that sufficiently similar information is not otherwise available to you, then the calculation agent may cause the maturity date of the notes to be accelerated to the second Business Day following the date of that determination and the amount payable on the notes will be calculated as if the date of acceleration were the stated maturity date of the notes and as if the Final Valuation Date were the second Trading Day prior to the date of acceleration. In addition, the notes will not bear a default interest rate. If the calculation agent determines that sufficiently similar information is available to you, the Reorganization Event will be deemed to have not occurred.

Alternative Anti-Dilution and Reorganization Adjustments

The calculation agent may elect at its discretion not to make any of the adjustments to the Stock Adjustment Factor or to any other terms of the notes described in this section, but may instead make adjustments, in its discretion, to the Stock Adjustment Factor or any other terms of the notes (such as the Starting Value) that will reflect the adjustments to the extent practicable made by the Options Clearing Corporation on options contracts on the Reference Stock or any successor common stock. For example, if the Reference Stock is subject to a two-for-one stock split, and the Options Clearing Corporation adjusts the strike prices of the options contract on the Reference Stock by dividing the strike price by two, then the calculation agent may also elect to divide the Starting Value by two. In this case, the Stock Adjustment Factor will remain one. This adjustment would have the same economic effect on holders of the notes as if the Stock Adjustment Factor had been adjusted.

INFORMATION REGARDING THE REFERENCE STOCK

The information below is a brief description of the Reference Stock. We have derived the following information from publicly available documents. We have not independently verified the accuracy or completeness of the following information.

Because the Reference Stock is registered under the Securities Exchange Act of 1934 (the “Exchange Act”), the Reference Stock Issuer is required to file periodically certain financial and other information specified by the SEC. Information provided to or filed with the SEC by the Reference Stock Issuer can be located through the SEC’s website at http://www.sec.gov by reference to the applicable CIK number set forth below.

This document relates only to the notes and does not relate to the securities of the Reference Stock Issuer. None of us, CIBCWM or any of our other affiliates has participated or will participate in the preparation of the Reference Stock Issuer’s publicly available documents. None of us, CIBCWM or any of our other affiliates has made any due diligence inquiry with respect to the Reference Stock Issuer in connection with the offering of the notes. None of us, CIBCWM or any of our other affiliates makes any representation that the publicly available documents or any other publicly available information regarding the Reference Stock Issuer are accurate or complete. Furthermore, there can be no assurance that all events occurring prior to the date of this document, including events that would affect the accuracy or completeness of these publicly available documents that would affect the trading price of the Reference Stock, have been or will be publicly disclosed. Subsequent disclosure of any events or the disclosure of or failure to disclose material future events concerning the Reference Stock Issuer could affect the price of the Reference Stock and therefore could affect your return on the notes. Information from outside sources is not incorporated by reference in, and should not be considered part of, this document or the accompanying prospectus, the prospectus supplement or the underlying supplement. The selection of the Reference Stock is not a recommendation to buy or sell shares of the Reference Stock.

Caterpillar Inc.

Caterpillar Inc. is a manufacturer of construction and mining equipment, diesel and natural gas engines, industrial gas turbines and diesel-electric locomotives. Information filed by the company with the SEC under the Exchange Act can be located by reference to its SEC CIK number: 18230. This Reference Stock trades on the New York Stock Exchange under the symbol “CAT.”

Historical Performance of the Reference Stock

The following graph sets forth daily Closing Prices of the Reference Stock for the period from January 1, 2020 to May 14, 2025. On May 14, 2025, the Closing Price of the Reference Stock was $349.66. We obtained the Closing Prices below from Bloomberg L.P. (“Bloomberg”) without independent verification. The historical performance of the Reference Stock should not be taken as an indication of its future performance, and no assurances can be given as to the price of the Reference Stock at any time during the term of the notes, including the Final Valuation Date. We cannot give you assurance that the performance of the Reference Stock will result in the return of any of your investment.

Historical Performance of the Reference Stock

Source: Bloomberg

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a brief summary of the material U.S. federal income tax considerations relating to an investment in the notes. The following summary is not complete and is both qualified and supplemented by the discussion entitled “Material Income Tax Consequences—United States Taxation” in the accompanying Prospectus, which you should carefully review prior to investing in the notes.

The following summary describes certain U.S. federal income tax consequences relevant to the purchase, ownership, and disposition of the notes. This summary applies only to holders that acquire their notes in this offering for a price equal to the original offering price and hold such notes as capital assets. This summary assumes that the issue price of the notes, as determined for U.S. federal income tax purposes, equals the principal amount thereof. This discussion is based upon current provisions of the Internal Revenue Code (the “Code”), existing and proposed U.S. Treasury Regulations thereunder, current administrative rulings, judicial decisions and other applicable authorities. All of the foregoing are subject to change, which change may apply retroactively and could affect the continued validity of this summary. This summary does not describe any tax consequences arising under the laws of any state, any locality or taxing jurisdiction other than the U.S. federal government. This discussion also does not purport to be a complete analysis of all tax considerations relating to the notes. You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

The U.S. federal income tax considerations of your investment in the notes are uncertain. No statutory, judicial or administrative authority directly discusses how the notes should be treated for U.S. federal income tax purposes. In the opinion of our tax counsel, Mayer Brown LLP, it would generally be reasonable to treat the notes as contingent payment debt instruments. Pursuant to the terms of the notes, you agree to treat the notes in this manner for all U.S. federal income tax purposes.

The expected characterization of the notes is not binding on the IRS or the courts. It is possible that the IRS would seek to characterize the note in a manner that results in tax consequences to you that are different from those described above or in the accompanying Prospectus. We are not responsible for any adverse consequences that you may experience as a result of any alternative characterization of the notes for U.S. federal income tax or other tax purposes.

We will not attempt to ascertain whether the Reference Stock is treated as a passive foreign investment company (“PFIC”) or United States real property holding corporation (“USRPHC”), both as defined for U.S. federal income tax purposes. If the Reference Stock were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the Reference Stock Issuer and consult your tax advisor regarding the possible consequences to you if the Reference Stock is or becomes a PFIC or a USRPHC.

U.S. Holders

We intend to treat the notes as debt instruments subject to special rules governing contingent payment debt instruments for U.S. federal income tax purposes. Under those rules, the amount of interest a U.S. Holder is required to take into account for each accrual period will be determined by constructing a projected payment schedule for the notes and applying rules similar to those for accruing original issue discount on a hypothetical non-contingent debt instrument with that projected payment schedule. This method is applied by first determining the yield at which we would issue a non-contingent fixed rate debt instrument with terms and conditions similar to the notes (the “comparable yield”) and then determining as of the issue date a payment schedule that would produce the comparable yield. These rules will generally have the effect of requiring a U.S. Holder to include amounts in income in respect of the notes prior to the receipt of cash attributable to such income. We have determined that the comparable yield for the notes will be equal to [●]% per annum, compounded semi-annually, with a projected payment of $[●] based on an investment of $1,000. A U.S. Holder is required to use the comparable yield and projected payment schedule that we compute in determining interest accruals in respect of the notes, unless such holder timely discloses and justifies on their U.S. federal income tax return the use of a different comparable yield and projected payment schedule.

Based upon the comparable yield, a U.S. Holder that pays taxes on a calendar year basis, buys a note for $1,000 and holds the note until maturity will be required to pay taxes on the following amount of ordinary income in respect of the notes in each year:

Accrual Period	Interest Deemed to Accrue During Accrual Period (per $1,000 note)	Total Interest Deemed to Have Accrued from Original Issue Date (per $1,000 note) as of End of Accrual Period
May 20, 2025 through December 31, 2025	$[●]	$[●]
January 1, 2026 through December 31, 2026	$[●]	$[●]
January 1, 2027 through May 19, 2027	$[●]	$[●]

However, the ordinary income reported in the taxable year the notes mature will be adjusted to reflect the actual payment received at maturity. Specifically, a U.S. Holder will be required to recognize additional interest income equal to the amount of any net positive adjustment, i.e., the excess of actual payments over projected payments, in respect of a note for a taxable year. A net negative adjustment, i.e., the excess of projected payments over actual payments, in respect of a note for a taxable year will first reduce the amount of interest in respect of the note that a U.S. holder would otherwise be required to include in income in the taxable year and, to the extent of any excess, will give rise to an ordinary loss equal to that portion of this excess as does not exceed the excess of the amount of all previous interest inclusions under the note. A net negative adjustment is not generally subject to the limitations imposed on miscellaneous deductions.

The comparable yield and projected payment schedule are not provided for any purpose other than the determination of a U.S. Holder’s interest accruals for U.S. federal income tax purposes and do not constitute a projection or representation by us regarding the actual yield on a note. We do not make any representation as to what such actual yield will be.

A U.S. Holder will recognize gain or loss upon the sale, exchange or maturity of the notes in an amount equal to the difference, if any, between the cash amount received at such time and such holder’s adjusted basis in the notes. In general, a U.S. Holder’s adjusted basis in the notes will equal the amount paid for the notes, increased by the amount of interest previously accrued with respect to the notes (in accordance with the comparable yield and the projected payment schedule for the notes).

In addition, any gain a U.S. Holder recognizes upon the sale, exchange or maturity of the notes will be ordinary interest income. Any loss recognized at such time will be ordinary loss to the extent of interest included as income in the current or previous taxable years in respect of the notes, and, thereafter, capital loss. The deductibility of capital losses and ordinary loss carryforwards is subject to limitations.

Non-U.S. Holders

Please see the discussion under “Material Income Tax Consequences — United States Taxation” in the accompanying Prospectus for the material U.S. federal income tax consequences that will apply to Non-U.S. Holders of the notes.

A “dividend equivalent” payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a Non-U.S. Holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments (“ELIs”) that are “specified ELIs” may be treated as dividend equivalents if such specified ELIs reference an interest in an “underlying security,” which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, IRS guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2025. Based on our determination that the notes are not “delta-one” instruments, Non-U.S. Holders should not be subject to withholding on dividend equivalent payments, if any, under the notes. However, it is possible that the notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Reference Stock or the notes, and following such occurrence the notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. Holders that enter, or have entered, into other transactions in respect of the Reference Stock or the notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Blake, Cassels & Graydon LLP, our Canadian tax counsel, the following summary describes the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereto (the “Canadian Tax Act”) generally applicable at the date hereof to a purchaser who acquires beneficial ownership of a note pursuant to this pricing supplement and who for the purposes of the Canadian Tax Act and at all relevant times: (a) is neither resident nor deemed to be resident in Canada; (b) deals at arm’s length with the Issuer and any transferee resident (or deemed to be resident) in Canada to whom the purchaser disposes of the note; (c) does not use or hold and is not deemed to use or hold the note in, or in the course of, carrying on a business in Canada; (d) is entitled to receive all payments (including any interest and principal) made on the note; (e) is not a, and deals at arm’s length with any, “specified shareholder” of the Issuer for purposes of the thin capitalization rules in the Canadian Tax Act; and (f) is not an entity in respect of which the Issuer or any transferee resident (or deemed to be resident) in Canada to whom the purchaser disposes of, loans or otherwise transfers the note is a “specified entity”, and is not a “specified entity” in respect of such a transferee, in each case, for purposes of the Hybrid Mismatch Rules, as defined below (a “Non-Resident Holder”). Special rules which apply to non-resident insurers carrying on business in Canada and elsewhere are not discussed in this summary. This summary assumes that the issuer of the Reference Stock (or any share which may be substituted therefor in accordance with the terms of the notes) will not at any relevant time be a resident of Canada for purposes of the Canadian Tax Act.

This summary assumes that no amount paid or payable to a holder described herein will be the deduction component of a “hybrid mismatch arrangement” under which the payment arises within the meaning of the rules in the Canadian Tax Act with respect to “hybrid mismatch arrangements” (the “Hybrid Mismatch Rules”). Investors should note that the Hybrid Mismatch Rules are highly complex and there remains significant uncertainty as to their interpretation and application.

This summary is supplemental to and should be read together with the description of material Canadian federal income tax considerations relevant to a Non-Resident Holder owning notes under “Material Income Tax Consequences—Canadian Taxation” in the accompanying prospectus and a Non-Resident Holder should carefully read that description as well.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Non-Resident Holder. Non-Resident Holders are advised to consult with their own tax advisors with respect to their particular circumstances.

Based on Canadian tax counsel’s understanding of the Canada Revenue Agency’s administrative policies and having regard to the terms of the notes, interest payable on the notes should not be considered to be “participating debt interest” as defined in the Canadian Tax Act and accordingly, a Non-Resident Holder should not be subject to Canadian non-resident withholding tax in respect of amounts paid or credited or deemed to have been paid or credited by the Issuer on a note as, on account of or in lieu of payment of, or in satisfaction of, interest.

Non-Resident Holders should consult their own advisors regarding the consequences to them of a disposition of the notes to a person with whom they are not dealing at arm’s length for purposes of the Canadian Tax Act.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

CIBCWM will purchase the notes from CIBC at the price to public set forth on the cover page of this pricing supplement for distribution to other registered broker-dealers, or will offer the notes directly to investors. CIBCWM or other registered broker-dealers will offer the notes at the price to public set forth on the cover page of this pricing supplement. CIBCWM will not receive any underwriting discounts in connection with the distribution of the notes.

CIBCWM is our affiliate, and is deemed to have a conflict of interest under FINRA Rule 5121. In accordance with FINRA Rule 5121, CIBCWM may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

We expect to deliver the notes against payment therefor in New York, New York on a date that is more than one business day following the Trade Date. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any date prior to one business day before delivery will be required to specify alternative settlement arrangements to prevent a failed settlement.

The Bank may use this pricing supplement in the initial sale of the notes. In addition, CIBCWM or another of the Bank’s affiliates may use this pricing supplement in market-making transactions in any notes after their initial sale. Unless CIBCWM or we inform you otherwise in the confirmation of sale, this pricing supplement is being used by CIBCWM in a market-making transaction.

While CIBCWM may make markets in the notes, it is under no obligation to do so and may discontinue any market-making activities at any time without notice. The price that it makes available from time to time after the Original Issue Date at which it would be willing to repurchase the notes will generally reflect its estimate of their value. That estimated value will be based upon a variety of factors, including then prevailing market conditions, our creditworthiness and transaction costs. However, for a period of approximately three months after the Trade Date, the price at which CIBCWM may repurchase the notes is expected to be higher than their estimated value at that time. This is because, at the beginning of this period, that price will not include certain costs that were included in the initial issue price, particularly our hedging costs and profits. As the period continues, these costs are expected to be gradually included in the price that CIBCWM would be willing to pay, and the difference between that price and CIBCWM’s estimate of the value of the notes will decrease over time until the end of this period. After this period, if CIBCWM continues to make a market in the notes, the prices that it would pay for them are expected to reflect its estimated value, as well as customary bid-ask spreads for similar trades. In addition, the value of the notes shown on your account statement may not be identical to the price at which CIBCWM would be willing to purchase the notes at that time, and could be lower than CIBCWM’s price. See the section titled “Supplemental Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.

The price at which you purchase the notes includes costs that the Bank or its affiliates expect to incur and profits that the Bank or its affiliates expect to realize in connection with hedging activities related to the notes. These costs and profits will likely reduce the secondary market price, if any secondary market develops, for the notes. As a result, you may experience an immediate and substantial decline in the market value of your notes on the Original Issue Date.

THE BANK’S ESTIMATED VALUE OF THE NOTES

The Bank’s initial estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using our internal funding rate for structured debt described below, and (2) the derivative or derivatives underlying the economic terms of the notes. The Bank’s initial estimated value does not represent a minimum price at which CIBCWM or any other person would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the Bank’s initial estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. For additional information, see “Additional Risk Factors—The Bank’s initial estimated value of the notes will not be determined by reference to credit spreads for our conventional fixed-rate debt” in this pricing supplement. The value of the derivative or derivatives underlying the economic terms of the notes is derived from the Bank’s or a third party hedge provider’s internal pricing models. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the Bank’s initial estimated value of the notes will be determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time. See “Additional Risk Factors—The Bank’s initial estimated value does not represent future values of the notes and may differ from others’ estimates” in this pricing supplement.

The Bank’s initial estimated value of the notes will be lower than the initial issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the initial issue price of the notes. These costs include the projected profits that our hedge counterparties, which may include our affiliates, expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. We or one or more of our affiliates will retain any profits realized in hedging our obligations under the notes. See “Additional Risk Factors—The Bank’s initial estimated value of the notes will be lower than the initial issue price (price to public) of the notes” in this pricing supplement.